PERFORMANCE CREDIT RIDER

This rider is made part of the annuity contract to which it is attached. This rider is subject to all of the provisions in the annuity contract that do not conflict with the provisions of this rider.

This rider provides certain benefits if your contract value has not reached or exceeded a Target Value on the rider's 10th anniversary. If, on the 10th rider anniversary, your contract value has not reached or exceeded the target value (as defined below) you can choose either of the following benefits:

(a) You may choose to accept a credit to your contract equal to 5% of your purchase payments and purchase payment credits less adjusted partial withdrawals and less purchase payments and purchase payment credits made in the prior five years. Such credit is made on the 10th rider anniversary and allocated according to your current purchase payment allocations.

(b) You may choose to begin receiving annuity payouts (only with lifetime income plans; Plan E cannot be chosen) within 60 days of the 10th rider anniversary and receive an additional 5% credit as calculated in (a).

Following your 10th rider anniversary, we will inform you if your contract value did not meet or exceed the Target Value. We will assume that you have elected
(a) unless we receive your request to begin a lifetime annuity payout plan within 60 days after the 10th rider anniversary.

On the 10th rider anniversary and every 10 years thereafter while you have the contract, the 10 year calculation period restarts if (a) is elected. The contract value (after any credits made) on that anniversary is used as the initial purchase payment for the calculation of the Target Value and any credit. Additional credits may then be made at the end of each 10-year period as described above.

If the rider effective date is after the contract effective date, the contract value on the rider effective date is used as the initial purchase payment for the calculation of the Target Value and any credits.

Target Value

The Target Value accumulates purchase payments and purchase payment credits at an annual interest rate of 7.2% until the 10th rider anniversary less adjusted partial withdrawals also accumulated at 7.2% until the 10th rider anniversary.

Adjusted Partial Withdrawals

We calculate the adjusted partial withdrawals for each partial withdrawal as the product of (a) times (b) where:

(a) is the ratio of the amount of partial withdrawal (including any applicable withdrawal charge) to the contract value on the date of (but prior to) the partial withdrawal; and

(b)  is the Target Value on the date of (but prior to) the partial withdrawal.

Reset Option

You can elect to lock in the growth in your contract by restarting the 10 year period on any contract anniversary. If you elect to restart the calculation period, the contract value on the restart date is used as the initial purchase payment for the calculation of the Target Value and any credit. The restart date is the contract anniversary date just ended after we receive your request to restart the calculation period. The next 10 year calculation period will then restart at the end of the new 10 year period from the most recent restart date. We must receive your request to restart the calculation period within 30 days after an anniversary.

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Fund Selection Effect on Target Value

You may allocate your purchase payments to any of the subaccounts or the fixed accounts. However, we reserve the right to limit the amount in the fixed accounts and the specified subaccounts as indicated under the Contract Data. If we do so, we will send you notice and ask you to reallocate your contract value so that the limitation is satisfied in 60 days. If, after 60 days, the limitation is not satisfied, the Target Value calculation for that year will use a 3% accumulation rate.

Terminating the Rider

The rider will terminate on the date you make a full withdrawal from the contract or annuity payouts begin or on the date that a death benefit is payable.

This Rider is effective as of the contract date of this contract unless a different date is shown here.

American Enterprise Life Insurance Company



Secretary